SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form  40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: November 15, 2010	By	/S/ S. J. CHENG
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Chesha Gibbons Director of Investor Relations +415-730-1307 chesha_gibbons@chipmos.com David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS RETURNS TO PROFITABILITY IN 3Q10 LED BY HIGHER SALES AND GROSS MARGIN LEVELS

Hsinchu, Taiwan, November 15, 2010 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results for the third quarter ended September 30, 2010. All U.S. dollar figures in this release are based on the exchange rate of NT$31.19 to US$1.00 as of September 30, 2010.

Net revenue on a US GAAP basis for the third quarter of 2010 was NT$4,717.2 million or US$151.2 million, an increase of 4.9% from NT$4,498.4 million or US$144.2 million in the second quarter and an increase of 40.9% from NT$3,347.1 million or US$107.3 million for the same period in 2009.

Net income attributable to ChipMOS on a US GAAP basis for the third quarter of 2010 was NT$51.0 million or US$1.6 million, and NT$0.50 or US$0.02 per basic common share, compared to net loss attributable to ChipMOS of NT$49.7 million or US$1.6 million, and NT$0.51 or US$0.02 per basic common share, for the second quarter. Net income attributable to ChipMOS under US GAAP includes non-cash gain for changes in the fair value of the embedded derivative liabilities of NT$11.5 million or US$0.3 million and amortization of discount on convertible notes of NT$1.5 million or US$0.1 million for the third quarter of 2010, and non-cash loss for changes in the fair value of the embedded derivative liabilities of NT$254.4 million or US$8.2 million and amortization of discount on convertible notes of NT$2.8 million or US$0.1 million for the second quarter. Excluding the above special items regarding the convertible notes, non-GAAP adjusted net income attributable to ChipMOS for the third quarter of 2010 was NT$41.0 million or US$1.4 million, and NT$0.40 or US$0.01 per basic common share, compared to non-GAAP adjusted net income attributable to ChipMOS of NT$207.5 million or US$6.7 million, and NT$2.14 or US$0.07 per basic common share in the second quarter.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We are encouraged with our results for the third quarter as revenue increased 40.9% on a year over year basis and was 4.9% higher than the prior second quarter of 2010, while our gross margin rebounded to 9.3% in 3Q10 compared to 5.2% in 2Q10. We continue to benefit from our business and customer diversification efforts into higher margin opportunities, including flash, with Mask ROM, which achieved 26.6% revenue growth compared to 2Q10, and our LCD driver business, with gold bumping, which had 10.4% revenue growth compared to 2Q10. Reflecting broader market trends, moderate growth seen in July and August in our DRAM and mixed-signal businesses, was followed by softer demand in September from the large-screen LCD TV and corporate PC replacement market segments. The overall driver IC business appears to have bottomed and is improving going into 4Q10. Separately, demand for our chip-on-glass (COG) and gold bumping services remained strong through the end of the third quarter. The demand was led by applications, including tablet computers and smartphones, where average capacity utilization was running at approximately 88% in 3Q10.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We continue to focus on profitable revenue opportunities, cost controls, margin expansion, disciplined CapEx practices and debt reduction. While we have been running near full utilization levels, the blended rate showed a decline to 77% in 3Q10 from 81% in 2Q10. This is solely due to the additional capacity recently brought online from our strategic transaction with SPIL. This additional capacity is essential to support customer demand levels, especially in our LCD driver business. The transaction also allowed us to preserve our cash levels while we replaced certain DRAM test capacity. Our announced niche/mobile DRAM-focused strategy further helped us in the quarter to maintain memory test capacity utilization at around 80%. Our balance of cash and cash equivalents improved to US$175.8 million as of September 30, 2010. This does not include the US$67.8 million from the settlement of our breach of contract damage claim with Spansion, which was received on October 13, 2010. We intend to now reduce our total debt by approximately US$100 million in 4Q10, followed by a further reduction of approximately US$110 million to US$120 million in 2011. This will materially reduce our debt servicing costs, improve our operating cash flow and margins, while also significantly improving the Company’s financial strength.”

Selected Operation Data

	3Q10		2Q10
Revenue by segment
Testing		35%		35%
Assembly		36%		38%
LCD Driver (including gold bumping)		29%		27%

Utilization by segment
Testing		64%		64%
Assembly		89%		94%
LCD Driver (including gold bumping)		79%		84%
Overall		77%		81%

CapEx	US$	39.6 million	US$	34.2 million
Testing		55%		21%
Assembly		22%		8%
LCD Driver (including gold bumping)		23%		71%

Depreciation and amortization expenses (US GAAP)	US$	49.6 million	US$	50.6 million

Fourth Quarter 2010 Outlook

Mr. Cheng continued, “While we remain very confident in our business, we expect our 4Q10 results to be impacted by broader market softness. This is inline with recent reports across the overall semiconductor industry. Based on current demand levels, we currently expect revenue will decline by approximately 6% to 12% compared to 3Q10. We currently expect a 2% gross margin on a consolidated basis due to the sequentially lower revenue level. Our receipt of the Spansion damage claim payment is anticipated to significantly increase our available cash and this payment will be reflected in our fourth quarter operating results. We expect our gross margin to return to more normal historic levels in 2011.”

“Importantly, we expect our revenue will resume growth in 2011 based on stabilization from our business strategy, with our focus on more profitable niche segments and de-emphasis of the commodity DRAM segment. We are also encouraged by our LCD driver and flash businesses, which are now experiencing stronger demand levels. Demand levels also continue to increase for our gold bumping services, led by small display panel applications, including smartphones.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed third quarter 2010 results on Monday, November 15, 2010 at 6:00 pm EDT (7:00 am, November 16, Taiwan time). The conference call-in number is 1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback will be available in 2 hours after the conclusion of the conference call and will be accessible by dialing 1-858-384-5517. To access the replay use confirmation ID number 358768.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

The unaudited consolidated financial results of ChipMOS for the third quarter ended Sep. 30, 2010 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS U.S.A., Inc., MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Use of Non-GAAP Information

Readers are reminded that non-GAAP numbers contained in this announcement are merely a supplement to, and not a replacement for, the GAAP financial measures. These non-GAAP numbers should be read in conjunction with the US GAAP financial measures. It should be noted as well that the non-GAAP information provided in this announcement may be different from the non-GAAP information provided by other companies.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Sep. 30, Jun. 30, 2010 and Sep. 30, 2009

Figures in Million of U.S. dollars (USD)(1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Sep. 30, 2010 (Unaudited)	Jun. 30, 2010 (Unaudited)	Sep. 30, 2009 (Unaudited)	Sep. 30, 2010 (Unaudited)	Jun. 30, 2010 (Unaudited)	Sep. 30, 2009 (Unaudited)
	USD	USD	USD	USD	USD	USD
Net Revenue	151.2	144.2	107.3	151.2	144.2	107.3
Cost of Revenue	136.7	136.2	134.6	137.1	136.7	135.0

Gross Profit (Loss)	14.5	8.0	(27.3)	14.1	7.5	(27.7)

Other Operating Income	—	—	—	1.4	21.0	1.0
Operating Expenses
Research and Development	3.4	3.5	3.2	3.4	3.5	3.2
Sales and Marketing	0.5	0.7	(1.8)	0.5	0.7	(1.8)
General and Administrative	5.4	5.8	5.1	5.4	5.8	5.6
Other Operating Expenses	—	—	—	0.5	0.1	0.6

Total Operating Expenses	9.3	10.0	6.5	9.8	10.1	7.6

Income (Loss) from Operations	5.2	(2.0)	(33.8)	5.7	18.4	(34.3)

Non-Operating Income (Expenses), Net	(3.3)	4.0	(3.2)	(4.2)	(16.8)	(4.5)

Income (Loss) before Income Tax	1.9	2.0	(37.0)	1.5	1.6	(38.8)

Income Tax Benefit (Expense)	0.8	(0.4)	4.1	0.8	(0.4)	4.2

Net Income (Loss)	2.7	1.6	(32.9)	2.3	1.2	(34.6)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(0.8)	(2.9)	(0.0)	(0.7)	(2.8)	0.1

Net Income (Loss) Attributable to ChipMOS	1.9	(1.3)	(32.9)	1.6	(1.6)	(34.5)

Earnings (Loss) Per Share Attributable to ChipMOS-Basic	0.02	(0.01)	(0.42)	0.02	(0.02)	(0.44)

Shares Outstanding (in thousands)-Basic	102,693	96,900	77,905	102,693	96,900	77,905

Net Income (Loss) Attributable to ChipMOS-Diluted	1.6	(1.3)	(32.9)	1.4	(1.6)	(34.5)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	0.01	(0.01)	(0.42)	0.01	(0.02)	(0.44)

Shares Outstanding (in thousands)-Diluted	110,550	96,900	77,905	110,550	96,900	77,905

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$31.19 against US$1.00 as of Sep. 30, 2010. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Sep. 30, Jun. 30, 2010 and Sep. 30, 2009

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Sep. 30, 2010 (Unaudited)	Jun. 30, 2010 (Unaudited)	Sep. 30, 2009 (Unaudited)	Sep. 30, 2010 (Unaudited)	Jun. 30, 2010 (Unaudited)	Sep. 30, 2009 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD
Net Revenue	4,717.2	4,498.4	3,347.1	4,717.2	4,498.4	3,347.1
Cost of Revenue	4,264.2	4,249.9	4,197.0	4,277.6	4,263.3	4,210.3

Gross Profit (Loss)	453.0	248.5	(849.9)	439.6	235.1	(863.2)

Other Operating Income	—	—	—	43.4	652.1	31.7
Operating Expenses
Research and Development	105.3	107.8	99.8	105.3	107.8	99.8
Sales and Marketing	16.1	21.9	(56.9)	16.1	21.9	(56.9)
General and Administrative	167.1	180.2	160.8	166.8	181.2	175.9
Other Operating Expenses	—	—	—	16.1	3.4	18.7

Total Operating Expenses	288.5	309.9	203.7	304.3	314.3	237.5

Income (Loss) from Operations	164.5	(61.4)	(1,053.6)	178.7	572.9	(1,069.0)

Non-Operating Income (Expenses), Net	(103.0)	125.5	(100.5)	(130.8)	(523.7)	(140.3)

Income (Loss) before Income Tax	61.5	64.1	(1,154.1)	47.9	49.2	(1,209.3)

Income Tax Benefit (Expense)	23.7	(13.0)	128.9	26.1	(11.1)	132.4

Net Income (Loss)	85.2	51.1	(1,025.2)	74.0	38.1	(1,076.9)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(25.8)	(90.1)	(0.5)	(23.0)	(87.8)	1.3

Net Income (Loss) Attributable to ChipMOS	59.4	(39.0)	(1,025.7)	51.0	(49.7)	(1,075.6)

Earnings (Loss) Per Share Attributable to ChipMOS-Basic	0.58	(0.40)	(13.17)	0.50	(0.51)	(13.81)

Shares Outstanding (in thousands)-Basic	102,693	96,900	77,905	102,693	96,900	77,905

Net Income (Loss) Attributable to ChipMOS-Diluted	51.1	(39.0)	(1,025.7)	42.8	(49.7)	(1,075.6)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	0.46	(0.40)	(13.17)	0.39	(0.51)	(13.81)

Shares Outstanding (in thousands)-Diluted	110,550	96,900	77,905	110,550	96,900	77,905

ChipMOS TECHNOLOGIES (Bermuda) LTD.

RECONCILIATION OF US GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS

TO NON-GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS (UNAUDITED)

For the Three Months Ended Sep. 30, Jun. 30, 2010 and Sep. 30, 2009

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts

Use of Non-GAAP Financial Information

To supplement our consolidated income statement (unaudited) for the three months ended Sep. 30, 2010 on a US GAAP basis, the Company uses a non-GAAP measure of net income (loss) attributable to ChipMOS, which is US GAAP net income (loss) attributable to ChipMOS adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of the Company’s core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the Company’s stock price, interest rate and volatility, all of which are difficult to predict and outside of the control of the Company and its management.

For these reasons, management uses non-GAAP adjusted measures of net income (loss) attributable to ChipMOS and non-GAAP earnings (loss) per share attributable to ChipMOS to evaluate the performance of our core businesses and to estimate future core performance. In addition, this information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

The Company’s management finds these supplemental non-GAAP measures to be useful, and we believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. However, readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, US GAAP financial measures. They should be read in conjunction with the US GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

	3 months ended
	Sep. 30, 2010	Jun. 30, 2010	Sep. 30, 2009
US GAAP Net Income (Loss) Attributable to ChipMOS-Basic	1.6	(1.6)	(34.5)
US GAAP Net Income (Loss) Attributable to ChipMOS-Diluted	1.4	(1.6)	(34.5)
Special Items (in Non-Operating Income (Expenses), Net)
Changes in the fair value of the embedded derivative liabilities(2)	(0.3)	8.2	—
Amortization of discount on convertible notes(3)	0.1	0.1	0.8

Total Special Items	(0.2)	8.3	0.8

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS-Basic	1.4	6.7	(33.7)

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS-Diluted(4)	1.4	6.7	(33.7)

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Basic	0.02	(0.02)	(0.44)

Adjustment for special items	(0.01)	0.09	0.01

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Basic	0.01	0.07	(0.43)

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	0.01	(0.02)	(0.44)

Adjustment for special items	—	0.09	0.01

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	0.01	0.07	(0.43)

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$31.19 against US$1.00 as of Sep. 30, 2010. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The Company’s management believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such gain (expense) does not have any impact on cash available to the Company.
(3)	The Company’s management believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such expense does not have any impact on cash available to the Company.
(4)	US GAAP Net Income (Loss) Attributable to ChipMOS-Diluted for the three months ended Sep. 30, 2010 already excludes non-cash special items for the changes in the fair value of the embedded derivative liabilities and non-cash amortization expense of discount on convertible notes.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

NON-GAAP CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(Excluding non-cash items for changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes)

For the Three Months Ended Sep. 30, Jun. 30, 2010 and Sep. 30, 2009

Figures in Million of U.S. dollars (USD)(1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Sep. 30, 2010	Jun. 30, 2010	Sep. 30, 2009
Net Revenue	151.2	144.2	107.3
Cost of Revenue	137.1	136.7	135.0

Gross Profit (Loss)	14.1	7.5	(27.7)

Other Operating Incomes	1.4	21.0	1.0
Operating Expenses
Research and Development	3.4	3.5	3.2
Sales and Marketing	0.5	0.7	(1.8)
General and Administrative	5.4	5.8	5.6
Other Operating Expenses	0.5	0.1	0.6

Total Operating Expenses	9.8	10.1	7.6

Income (Loss) from Operations	5.7	18.4	(34.3)

Non-Operating Income (Expenses), Net(2)	(4.4)	(8.5)	(3.7)

Income (Loss) before Income Tax(2)	1.3	9.9	(38.0)

Income Tax Benefit (Expense)	0.8	(0.4)	4.2

Net Income (Loss)(2)	2.1	9.5	(33.8)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(0.7)	(2.8)	0.1

Net Income (Loss) Attributable to ChipMOS-Basic (2)	1.4	6.7	(33.7)

Earnings (Loss) Per Share Attributable to ChipMOS-Basic(2)	0.01	0.07	(0.43)

Shares Outstanding (in thousands)-Basic	102,693	96,900	77,905

Net Income (Loss) Attributable to ChipMOS-Diluted(2)	1.4	6.7	(33.7)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted (2)	0.01	0.07	(0.43)

Shares Outstanding (in thousands)-Diluted	110,550	96,900	77,905

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$31.19 against US$1.00 as of Sep. 30, 2010. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The amount presented is not prepared in accordance with US GAAP and does not include non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$11.5 million or US$0.3 million and amortization of discount on convertible notes of NT$1.5 million or US$0.1 million for the three months ended Sep. 30, 2010, non-cash loss for changes in the fair value of the embedded derivative liabilities of NT$254.4 million or US$8.2 million and amortization of discount on convertible notes of NT$2.8 million or US$0.1 million for the three months ended Jun. 30, 2010, and amortization of discount on convertible notes of NT$26.3 million or US$0.8 million for the three months ended Sep. 30, 2009. Please see “Reconciliation of US GAAP Net Income (Loss) Attributable to ChipMOS to Non-GAAP Net Income (Loss) Attributable to ChipMOS (Unaudited)” above.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Sep. 30, Jun. 30, 2010 and Sep. 30, 2009

Figures in Million of U.S. dollars (USD)(1)

	ROC GAAP			US GAAP
	Sep. 30, 2010 (Unaudited)	Jun. 30, 2010 (Unaudited)	Sep. 30, 2009 (Unaudited)	Sep. 30, 2010 (Unaudited)	Jun. 30 2010 (Unaudited)	Sep. 30, 2009 (Unaudited)
	USD	USD	USD	USD	USD	USD
ASSETS
Cash and Cash Equivalents	175.8	158.0	151.4	175.8	158.0	151.4
Financial Assets at Fair Value Through Profit or Loss	4.0	4.4	3.7	4.0	4.4	3.7
Available-for-Sale Financial Assets	—	—	—	—	—	3.2
Investments with no Active Market	—	—	3.2	—	—	—
Accounts and Notes Receivable	109.2	112.8	73.0	109.2	112.8	73.0
Inventories	39.5	34.0	24.9	39.5	34.0	23.7
Other Current Assets	52.9	42.3	35.1	52.7	42.2	34.9

Total Current Assets	381.4	351.5	291.3	381.2	351.4	289.9

Long-Term Investments	0.6	0.6	7.5	0.6	0.6	7.5

Property, Plant & Equipment-Net	594.7	618.1	630.1	584.0	607.8	621.2
Intangible Assets	3.2	3.3	3.3	3.2	3.3	3.3
Other Assets	33.6	33.7	23.5	35.6	35.7	25.5

Total Assets	1,013.5	1,007.2	955.7	1,004.6	998.8	947.4

LIABILITIES
Current Liabilities
Short-Term Loans	76.7	79.3	86.7	76.7	79.3	86.7
Current Portion of Long-Term Debts	137.6	115.1	104.7	137.6	115.1	104.3
Accounts Payable and Payables to Contractors and Equipment Suppliers	53.5	39.5	25.6	53.5	39.5	25.6
Current Portion of Long-Term Lease Payable	25.8	25.3	—	25.8	25.3	—
Other Current Liabilities	59.7	53.9	32.9	59.7	53.9	32.9

Total Current Liabilities	353.3	313.1	249.9	353.3	313.1	249.5
Long-Term Liabilities
Long-Term Debts	231.9	261.4	374.1	231.9	261.4	374.1
Long-Term Lease Payable	27.2	34.2	—	27.2	34.2	—
Other Liabilities	3.3	3.4	3.4	12.1	12.3	11.8

Total Liabilities	615.7	612.1	627.4	624.5	621.0	635.4

EQUITY
Shareholders’ Equity
Capital Stock	1.1	1.1	0.9	1.1	1.1	0.9
Deferred Compensation	(0.1)	(0.1)	(0.4)	(0.0)	(0.1)	(0.6)
Capital Surplus	449.5	448.6	411.8	440.8	439.9	403.1
Retained Earnings (Accumulated Losses)	(164.0)	(165.9)	(164.0)	(163.8)	(165.3)	(163.3)
Treasury Stock	(3.7)	(3.3)	(2.6)	(3.7)	(3.3)	(2.6)
Cumulated Translation Adjustments	12.8	13.4	13.2	12.8	13.4	13.2
Unrecognized Pension Cost	—	—	—	(6.9)	(7.1)	(6.6)

Total Shareholders’ Equity	295.6	293.8	258.9	280.3	278.6	244.1

Noncontrolling Interests	102.2	101.3	69.4	99.8	99.2	67.9

Total Equity	397.8	395.1	328.3	380.1	377.8	312.0

Total Liabilities & Equity	1,013.5	1,007.2	955.7	1,004.6	998.8	947.4

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$31.19 against US$1.00 as of Sep. 30, 2010. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Sep. 30, Jun. 30, 2010 and Sep. 30, 2009

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP
	Sep. 30, 2010 (Unaudited)	Jun. 30, 2010 (Unaudited)	Sep. 30, 2009 (Unaudited)	Sep. 30, 2010 (Unaudited)	Jun. 30, 2010 (Unaudited)	Sep. 30, 2009 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD
ASSETS
Cash and Cash Equivalents	5,484.0	4,928.5	4,723.0	5,484.0	4,928.5	4,723.0
Financial Assets at Fair Value Through Profit or Loss	125.2	135.8	115.6	125.2	135.8	115.6
Available-for-Sale Financial Assets	—	—	—	—	—	100.0
Investments with no Active Market	—	—	100.0	—	—	—
Accounts and Notes Receivable	3,406.2	3,519.7	2,278.2	3,406.2	3,519.7	2,278.2
Inventories	1,230.2	1,060.0	775.2	1,231.2	1,061.0	739.2
Other Current Assets	1,649.1	1,319.5	1,093.8	1,642.9	1,313.3	1,087.6

Total Current Assets	11,894.7	10,963.5	9,085.8	11,889.5	10,958.3	9,043.6

Long-Term Investments	20.0	20.0	232.8	20.0	20.0	232.8

Property, Plant & Equipment-Net	18,549.6	19,279.9	19,651.9	18,214.3	18,958.2	19,374.0
Intangible Assets	100.6	102.7	104.0	100.6	102.7	104.0
Other Assets	1,044.8	1,048.7	735.0	1,110.2	1,112.3	796.0

Total Assets	31,609.7	31,414.8	29,809.5	31,334.6	31,151.5	29,550.4

LIABILITIES
Current Liabilities
Short-Term Loans	2,392.6	2,473.9	2,704.1	2,392.6	2,473.9	2,704.1
Current Portion of Long-Term Debts	4,290.7	3,590.2	3,265.6	4,290.7	3,590.2	3,255.9
Accounts Payable and Payables to Contractors and Equipment Suppliers	1,667.4	1,232.1	799.7	1,667.4	1,232.1	799.7
Current Portion of Long-Term Lease Payable	805.4	788.0	—	805.4	788.0	—
Other Current Liabilities	1,861.2	1,681.6	1,024.5	1,861.2	1,681.6	1,024.5

Total Current Liabilities	11,017.3	9,765.8	7,793.9	11,017.3	9,765.8	7,784.2
Long-Term Liabilities
Long-Term Debts	7,233.8	8,154.2	11,667.2	7,233.8	8,154.2	11,667.2
Long-Term Lease Payable	847.3	1,065.5	—	847.3	1,065.5	—
Other Liabilities	103.2	105.5	106.2	381.4	383.9	368.2

Total Liabilities	19,201.6	19,091.0	19,567.3	19,479.8	19,369.4	19,819.6

EQUITY
Shareholders’ Equity
Capital Stock	35.8	35.7	27.6	35.8	35.7	27.6
Deferred Compensation	(2.3)	(4.0)	(11.4)	0.0	(3.2)	(18.0)
Capital Surplus	14,020.2	13,990.7	12,845.4	13,748.9	13,721.1	12,573.5
Retained Earnings (Accumulated Losses)	(5,115.5)	(5,174.9)	(5,113.9)	(5,107.0)	(5,158.0)	(5,094.5)
Treasury Stock	(116.2)	(103.5)	(81.7)	(116.2)	(103.5)	(81.7)
Cumulated Translation Adjustments	397.9	418.7	411.7	397.9	418.7	411.7
Unrecognized Pension Cost	—	—	—	(216.7)	(222.0)	(204.9)

Total Shareholders’ Equity	9,219.9	9,162.7	8,077.7	8,742.7	8,688.8	7,613.7

Noncontrolling Interests	3,188.2	3,161.1	2,164.5	3,112.1	3,093.3	2,117.1

Total Equity	12,408.1	12,323.8	10,242.2	11,854.8	11,782.1	9,730.8

Total Liabilities & Equity	31,609.7	31,414.8	29,809.5	31,334.6	31,151.5	29,550.4